Exhibit 99.1

Bitdeer Announces September 2023 Operations Updates

SINGAPORE, October 06, 2023 (GLOBE NEWSWIRE) -- Bitdeer Technologies Group (NASDAQ: BTDR) (“Bitdeer” or the “Company”), a world-leading technology company for the cryptocurrency mining community, today announced its unaudited mining and operations updates for September 2023.

Linghui Kong, Chief Executive Officer of Bitdeer, commented, “We remained focused on maintaining our operational strength during the month of September, and continued to deliver robust results. The number of Bitcoin mined through our self-mining business increased by 25.8% from the previous month, and almost tripled from the same period of the previous year, to 482 Bitcoins. This increase came as our recently constructed 100MW Gedu mining datacenter in Bhutan maintained stable operations during the full month of September. During September, 217 Bitcoins were mined at the Gedu mining datacenter, which was approximately 45% of our total Bitcoin being mined for the month. Our success in self-mining is a testament to our ability to optimize our operations, and came as our aggregate electrical capacity held steady at 895MW. Meanwhile, we continued to make progress in the construction of a 175MW immersion cooling datacenter at our mining facility in Tydal, Norway, as part of our ongoing efforts to enhance our infrastructure and expand our capacity. As we move into the remainder of the year, we are confident that our emphasis on strategic business development will bolster our results and help us generate long-term value for our shareholders.”

The Company primarily operates three distinct business lines:
•	Self-mining refers to cryptocurrency mining for the Company’s own account, which allows it to directly capture the high appreciation potential of cryptocurrency.
•	Hash Rate Sharing currently primarily includes Cloud Hash Rate, in which the Company offers hash rate subscription plans and shares mining income with customers under certain arrangements.
•	Hosting encompasses a one-stop mining machine hosting solution including deployment, maintenance, and management services for efficient cryptocurrency mining.

Operations Update

Metrics	September 2023	August 2023	September 2022
Total hash rate under management[1] (EH/s)	21.2	21.3	12.9
- Proprietary hash rate[2]	8.7	8.7	4.4
• Self-mining	7.2	7.2	2.6
• Cloud Hash Rate	1.5	1.5	1.8
- Hosting	12.5	12.6	8.5
Mining machines under management	221,000	221,000	143,000
- Self-owned[3]	92,000	92,000	56,000
- Hosted	129,000	129,000	87,000
Aggregate electrical capacity[4] (MW)	895	895	755
Bitcoin mined (self-mining only)[5]	482	383	163

1 Total hash rate under management as of September 30, 2023 across the Company’s primary business lines: Self-mining, Cloud Hash Rate, and Hosting.

2 Proprietary hash rate as of September 30, 2023 was 8.7 EH/s, equivalent to proprietary hash rate as of August 31, 2023.

3 Self-owned mining machines are for the Company’s self-mining business and Cloud Hash Rate business.

4 Aggregate electrical capacity remained steady, totaling 895MW across six mining datacenters as of September 30, 2023.

5 Bitcoin mined in September 2023 increased by 195.7% compared to September 2022. Bitcoin mined in September 2023 increased by 25.8% compared to August 2023, primarily attributable to the stable operation of the Company’s 100MW Gedu mining datacenter in Bhutan (the “Gedu Datacenter”) through the full month of September. The Company generally does not hold cryptocurrencies obtained through its self-mining business, and promptly converts them into fiat currency.

Infrastructure Update
The Company has continued to make progress in the construction of a 175MW immersion cooling datacenter at its mining facility in Tydal, Norway (the “Tydal Datacenter”). The expansion of the Tydal Datacenter is expected to be completed in 2025.

About Bitdeer Technologies Group
Bitdeer is a world-leading technology company for the cryptocurrency mining community headquartered in Singapore. Bitdeer has committed to providing comprehensive digital asset mining solutions for its customers. Bitdeer handles complex processes involved in mining such as miner procurement, transport logistics, mining datacenter design and construction, mining machine management and daily operations. Bitdeer has mining datacenters deployed in the United States, Norway, and Bhutan. To learn more, visit https://ir.bitdeer.com/.

Forward-Looking Statements
Statements in this press release about future expectations, plans, and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. The words “anticipate,” “look forward to,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including factors discussed in the section entitled “Risk Factors” in Bitdeer’s annual report on Form 20-F, as well as discussions of potential risks, uncertainties, and other important factors in Bitdeer’s subsequent filings with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this press release speak only as of the date hereof. Bitdeer specifically disclaims any obligation to update any forward-looking statement, whether due to new information, future events, or otherwise. Readers should not rely upon the information on this page as current or accurate after its publication date.

Contacts

Investor Relations
Robin Yang, Partner
ICR, LLC
Email: Bitdeer.ir@icrinc.com
Phone: +1 (212) 537-5825

Public Relations
Brad Burgess, SVP
ICR, LLC
Email: Bitdeer.pr@icrinc.com
Phone: +1 (212) 537-4056